UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-06665

TALISMAN ENERGY INC.
(Translation of registrant’s name into English)

2000, 888 – 3rd Street S.W.,

Calgary, Alberta, Canada T2P 5C5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Talisman Energy Inc.

Date: May 17, 2012	By:	/s/ Daryn V. MacEachern
Name: Daryn V. MacEachern
Title: Assistant Corporate Secretary

EXHIBIT LIST

The following documents are filed as exhibits hereto and are incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-180401):

Exhibit No.	Description

99.1	Form of 5.50% Note due 2042

99.2

Underwriting Agreement between the Registrant, J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Barclays Capital Inc., BNP Paribas Securities Corp. and HSBC Securities (USA) Inc. dated May 15, 2012.